Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders of Skeena Resources Limited (the “Company” or “Skeena”) will be held at Suite # 650 - 1021 West Hastings Street, Vancouver, BC, Canada V6E 0C3 on Wednesday, June 22, 2022 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the Company’s audited financial statements for the financial years ended December 31, 2021 and December 31, 2020, together with the auditor’s report thereon, as well as the interim financial statements for the period ended March 31, 2022;

2.	to set the number of directors of the Company at five (5) for the ensuing year;

3.	to elect the directors of the Company for the ensuing year;

4.	to appoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice. You should also find enclosed a Proxy or Voting Instruction Form (“VIF”).

The Board of Directors of the Company has fixed the record date for the determination of the Shareholders entitled to receive this Notice and to vote at the Meeting as the close of business on May 18, 2022.

Shareholders of the Company who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed Proxy or VIF.

A)	Registered shareholders can return their completed Proxy to our transfer agent, Computershare Investor Services Inc., in one of the following ways:

1.	through the internet at www.investorvote.com

2.	by telephone at 1-866-732-8683 (toll free)

3.	by mail or by hand to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or

4.	by facsimile to 416-263-9524 or 1-866-249-7775

You will require your 15 digit control number found on your Proxy to vote through the internet or by telephone. In order to be valid, Proxies must be received by Computershare Investor Services Inc., the Company’s transfer agent, at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 10:00 a.m., Pacific time, on June 20, 2022 or be provided to the Chairman of the Meeting.

B)	Beneficial or non-registered shareholders of the company should follow the instructions on the VIF provided by the intermediaries with respect to the procedures to be followed for voting at the Meeting.

Further instructions for voting by registered Shareholders or for providing voting instructions by non-registered Shareholders by mail, by phone and over the internet are included in the Information Circular.

NOTE OF CAUTION Concerning COVID-19

At the date of this Notice and the accompanying Information Circular, it is the intention of the Company to hold the Meeting at the location stated above in this Notice. We are continuously monitoring development of the coronavirus pandemic (“COVID-19”). In light of the rapidly changing public health guidelines related to COVID-19, we ask shareholders to consider voting their shares by proxy to ensure that their vote is counted in the event that they become unable to attend due to illness or due to new public health guidelines.

Non-registered (beneficial) Shareholders who plan to attend the Meeting must follow the instructions set out in the Proxy or VIF to ensure their shares are voted at the Meeting. If you hold your shares in a brokerage account, you are a non-registered (beneficial) Shareholder.

If you do wish to attend the Meeting in person, Skeena’s COVID policy requires that all persons entering Skeena premises be symptom free, and provide valid proof of vaccination for COVID-19 including identification. Shareholders will also be requested to wear a mask while in Skeena’s offices.

If you are a non-registered Shareholder and a non-objecting beneficial owner, and receive a VIF, please complete and return the form in accordance with the instructions. If you do not complete and return the form in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

If you are a non-registered Shareholder and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

Please advise the Company of any change in your address.

DATED at the City of Vancouver, in the Province of British Columbia, as of May 19, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)	“Walter Coles, Jr.”
Walter Coles, Jr.,
President and Chief Executive Officer & Director